                                                Filed Pursuant to Rule 424(b)(5)
                                                Registration No. 333-55008


PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED FEBRUARY 12, 2001)

                                 [SAFEWAY LOGO]

                                 $1,200,000,000

                                  SAFEWAY INC.

                       $700,000,000 6.15% NOTES DUE 2006
                       $500,000,000 6.50% NOTES DUE 2011
                             ----------------------

       The Notes Due 2006 and the Notes Due 2011 will bear interest at the rate of 6.15% and 6.50% per year, respectively. Interest on the Notes Due 2006 and the Notes Due 2011 is payable on March 1 and September 1 of each year, beginning on September 1, 2001. The Notes Due 2006 and the Notes Due 2011 will mature on March 1, 2006 and March 1, 2011, respectively. We may redeem some or all of the notes at any time. The redemption prices are discussed under the caption "Description of the Securities -- Optional Redemption."

       The notes will be unsecured senior obligations of our company and will rank equally with all of our other unsecured senior indebtedness.
                             ----------------------

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
                             ----------------------

                                                                       PER NOTE   PER NOTE
                                                                       DUE 2006   DUE 2011       TOTAL
                                                                       --------   --------   --------------
         Public Offering Price.......................................   99.810%    99.278%   $1,195,060,000
         Underwriting Discount.......................................     .600%      .650%   $    7,450,000
         Proceeds to Safeway (before expenses).......................   99.210%    98.628%   $1,187,610,000

       Interest on the securities will accrue from March 5, 2001 to the date of delivery.
                             ----------------------

       The underwriters are offering the notes subject to various conditions. The underwriters expect to deliver the notes to purchasers on or about March 5, 2001.
                             ----------------------

                          Joint Book-Running Managers
         MERRILL LYNCH & CO.                          MORGAN STANLEY DEAN WITTER
                             ----------------------

                               Joint Lead Manager
                              GOLDMAN, SACHS & CO.
                             ----------------------

BANC OF AMERICA SECURITIES LLC
                                  CREDIT SUISSE FIRST BOSTON
                                                                 LEHMAN BROTHERS
SCOTIA CAPITAL
            U.S. BANCORP PIPER JAFFRAY
                                                THE WILLIAMS CAPITAL GROUP, L.P.

February 28, 2001

       YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE ARE OFFERING TO SELL THE SECURITIES, AND SEEKING OFFERS TO BUY THE SECURITIES, ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS SUPPLEMENT AND THE DATE OF THE ACCOMPANYING PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR ANY SALES OF THE SECURITIES. IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, UNLESS OTHERWISE INDICATED, THE "COMPANY," "WE," "US" AND "OUR" REFER TO SAFEWAY INC. AND ITS SUBSIDIARIES.
                             ----------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
                      PROSPECTUS SUPPLEMENT
Forward-Looking Statements..................................   S-3
Prospectus Supplement Summary...............................   S-4
Use of Proceeds.............................................   S-8
Capitalization..............................................   S-9
Selected Financial Data.....................................  S-10
Description of the Securities...............................  S-12
Underwriting................................................  S-20
Legal Matters...............................................  S-21

                            PROSPECTUS
About this Prospectus.......................................     1
Where You Can Find More Information.........................     1
Disclosure Regarding Forward-Looking Statements.............     2
The Company.................................................     2
Use of Proceeds.............................................     3
Ratio of Earnings to Fixed Charges..........................     3
Description of Debt Securities..............................     3
Plan of Distribution........................................    11
Legal Matters...............................................    12
Experts.....................................................    12

                           FORWARD-LOOKING STATEMENTS

       This prospectus supplement, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements relate to, among other things, capital expenditures, acquisitions, cost reduction, cash flow and operating improvements, and are indicated by words or phrases such as "anticipate," "estimate," "plans," "projects," "continuing," "ongoing," "expects," "management believes," "the Company believes," "the Company intends," "we believe," "we intend" and similar words or phrases. The following factors are among the principal factors that could cause actual results to differ materially from the forward-looking statements:

       - general business and economic conditions in our operating regions, including the rate of inflation, population, employment and job growth in our markets;

       - pricing pressures and other competitive factors, which could include pricing strategies, store openings and remodels;

       - results of our programs to control costs;

       - results of our programs to increase sales;

       - results of our programs to improve capital management;

       - our ability to integrate any companies we acquire and achieve operating improvements at those companies;

       - increases in labor costs, effects of labor disputes and relations with union bargaining units representing our employees;

       - opportunities or acquisitions we pursue; and

       - the availability and terms of financing.

       Consequently, actual events and results may vary significantly from those included in or contemplated or implied by such statements.

                         PROSPECTUS SUPPLEMENT SUMMARY

                                  THE COMPANY

       We are one of the largest food and drug retailers in North America, with 1,688 stores at December 30, 2000. Our U.S. retail operations are located principally in California, Oregon, Washington, Alaska, Colorado, Arizona, Texas, the Chicago metropolitan area and the Mid-Atlantic region. Our Canadian retail operations are located primarily in British Columbia, Alberta and Manitoba/Saskatchewan. In support of our retail operations, we have an extensive network of distribution, manufacturing and food processing facilities.

       We have made a number of acquisitions in the last three years. In 1997, we acquired The Vons Companies, Inc. in a merger valued at $1.7 billion. In November 1998, we acquired Dominick's Supermarkets, Inc. in a cash transaction valued at approximately $1.2 billion, and in April 1999, we acquired Carr-Gottstein Foods Co. in a cash merger transaction valued at approximately $106 million. In September 1999, we acquired Randall's Food Markets, Inc. for a total consideration of approximately $1.3 billion, consisting of approximately $754 million in cash and 12.7 million shares of our common stock. We also hold a 49% interest in Casa Ley, S.A. de C.V. which, as of December 30, 2000, operated 97 food and general merchandise stores in western Mexico.

                              RECENT DEVELOPMENTS

       Genuardi's Acquisition. In February 2001, we acquired the business of Genuardi's Family Markets, Inc. in a cash transaction valued at slightly in excess of $500 million. Genuardi's is a privately owned supermarket chain based in Norristown, Pennsylvania with annual sales of approximately $1.0 billion. Genuardi's currently operates 39 stores in the greater Philadelphia area, including New Jersey and Delaware.

       Including the Genuardi's acquisition, we operate more than 1,700 stores in 21 states in the United States and in Western Canada. We intend to continue to focus on four key priorities: (1) increasing sales; (2) controlling costs;
(3) improving capital management; and (4) pursuing acquisitions, to enhance the performance of our operations, including the operations of Genuardi's.

       Fourth Quarter Operating Results. We reported on January 25, 2001 that net income, which includes the effects of the Summit Logistics strike described below, was $299.1 million ($0.58 per share) for the fourth quarter ended December 30, 2000.

       Excluding the effects of the strike, we estimate net income for the fourth quarter of 2000 would have been $365.7 million ($0.71 per share), which represents a 20% increase over net income of $305.3 million ($0.59 per share) for the fourth quarter of 1999.

       Summit Logistics, a company that operates our northern California distribution center, was engaged in a 47-day strike during the fourth quarter of 2000 which had an unexpectedly large adverse effect on sales, product costs and distribution expenses at 246 Safeway stores in northern California, Nevada and Hawaii. We are currently in discussions with Summit over certain of these increased distribution expenses. We estimate that the overall cost of the strike, including all costs under discussion with Summit, reduced fourth-quarter 2000 net income by approximately $0.13 per share.

       Fourth quarter sales increased to $10.0 billion from $9.9 billion in 1999, primarily because of new store openings and increased sales at continuing stores, partially offset by the impact of the strike and three additional weeks of sales at Randall's in the fourth quarter of 1999. Our fourth quarter 1999 sales included an additional three weeks of Randall's results due to the timing of the designated acquisition date of Randall's. This increased fourth quarter 1999 sales by approximately $153 million, but had no effect on earnings per share or same-store sales.

       Including the effects of the strike, comparable-store sales increased 0.4% for the quarter, while identical-store sales (which exclude replacement stores) decreased 0.2%. As expected, increased sales at the end of 1999 due to Y2K adversely affected same-store sales comparisons by approximately 0.9% in the fourth quarter of 2000. Excluding the estimated effects of the strike, fourth quarter 2000 comparable-store sales increased 2.0% and identical-store sales increased 1.4%.

       Gross profit was 29.42% of sales and operating and administrative expense was 23.14% of sales, for the fourth quarter of 2000. Excluding the effects of the strike, gross profit increased 124 basis points to 30.18% of sales in the fourth quarter of 2000 from gross profit of 28.94% in the fourth quarter of 1999 due primarily to continuing improvements in buying practices and product mix.

       Excluding the effect of the strike, operating and administrative expense, including goodwill amortization, increased 51 basis points to 22.91% of sales in the fourth quarter of 2000 compared to 22.40% in the fourth quarter of 1999.

       Interest expense declined to $135.0 million in the fourth quarter of 2000 from $141.2 million in the fourth quarter of 1999. This decrease is primarily due to lower average outstanding borrowings in 2000 partially offset by higher interest rates on variable rate debt. Our interest coverage ratio (operating cash flow divided by interest expense) was a strong 6.61 times for the fourth quarter of 2000 and 6.83 for the year. Operating cash flow as a percentage of sales was 8.91% for the fourth quarter of 2000 and 9.76% for the year.

       Equity in earnings of Casa Ley, our unconsolidated affiliate, was $13.2 million for the quarter compared to $14.9 million in 1999. Casa Ley operates 97 food and general merchandise stores in western Mexico. We have owned 49% of Casa Ley since 1981.

       Fiscal 2000 Operating Results. For the year, sales increased 11% to $32.0 billion from $28.9 billion in 1999. Strong store operations helped to increase identical-store sales 2.2% in 2000, while comparable-store sales increased 2.8%. Excluding the estimated effects of the fourth quarter 2000 strike, identical-store sales increased 2.7% and comparable-store sales increased 3.3% in 2000.

       Our continuing improvement in buying practices and product mix helped to increase gross profit to 29.69% of sales in 2000, from 29.49% in 1999. On a pro forma basis, gross profit increased 40 basis points in 2000 from 29.29% in 1999.

       Our operating and administrative expense, including amortization of goodwill, was 22.56% of sales in 2000 compared to 22.57% in 1999. Our operating and administrative expense-to-sales ratio remained essentially flat in 2000 because increased sales and ongoing efforts to reduce or control expenses were offset by the impact of the strike in 2000 and the effects of our 1999 acquisitions. The Carrs and Randall's acquisitions adversely affected our operating and administrative expense ratio because, prior to their being acquired, these companies had historical operating and administrative expense ratios that were higher than ours. On a pro forma basis, the operating and administrative expense ratio declined four basis points in 2000 from 22.60% in 1999.

       Interest expense was $457.2 million in 2000, compared to $362.2 million in 1999. Interest expense increased in 2000 primarily due to debt incurred to finance the Randall's acquisition, debt incurred to finance the repurchase of Safeway stock during the fourth quarter of 1999 and, to a lesser extent, higher interest rates on variable-rate borrowings.

       During 2000, we invested approximately $1.8 billion in capital expenditures. We opened 75 new stores, closed 46 stores and completed 275 remodels. In 2001, we expect to spend more than $2.1 billion and open 90 to 95 new stores and complete 250 remodels.

       As noted above, we acquired Carrs in April 1999 and Randall's in September 1999. In order to facilitate an understanding of our operations, the pro forma amounts referred to above were computed as if we had acquired Carrs and Randall's at the beginning of 1999.

                         SAFEWAY INC. AND SUBSIDIARIES

                               OPERATING RESULTS
                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                   16 WEEKS ENDED                52 WEEKS ENDED
                                             --------------------------    --------------------------
                                             DECEMBER 30,    JANUARY 1,    DECEMBER 30,    JANUARY 1,
                                                 2000           2000           2000           2000
                                             ------------    ----------    ------------    ----------
Sales......................................   $10,015.4      $ 9,934.7      $31,976.9      $28,859.9
                                              =========      =========      =========      =========
Gross profit...............................     2,946.4        2,875.3        9,494.5        8,510.7
Operating and administrative expense.......    (2,278.6)      (2,186.6)      (7,086.6)      (6,411.4)
Goodwill amortization......................       (38.8)         (38.8)        (126.2)        (101.4)
                                              ---------      ---------      ---------      ---------
Operating profit...........................       629.0          649.9        2,281.7        1,997.9
Interest expense...........................      (135.0)        (141.2)        (457.2)        (362.2)
Equity in earnings of unconsolidated
  affiliate................................        13.2           14.9           31.2           34.5
Other income, net..........................         4.1            2.8           10.8            3.8
                                              ---------      ---------      ---------      ---------
Income before taxes........................       511.3          526.4        1,866.5        1,674.0
Income taxes...............................      (212.2)        (221.1)        (774.6)        (703.1)
                                              ---------      ---------      ---------      ---------
Net income.................................   $   299.1      $   305.3      $ 1,091.9      $   970.9
                                              =========      =========      =========      =========
Diluted earnings per share.................   $    0.58      $    0.59      $    2.13      $    1.88
                                              =========      =========      =========      =========
Weighted average shares
  outstanding -- diluted (in millions).....       515.0          519.2          511.6          515.4
                                              =========      =========      =========      =========
OPERATING CASH FLOW:
Net income.................................   $   299.1      $   305.3      $ 1,091.9      $   970.9
Add (subtract) income taxes................       212.2          221.1          774.6          703.1
Interest expense...........................       135.0          141.2          457.2          362.2
Depreciation...............................       225.3          209.4          704.5          594.2
Goodwill amortization......................        38.8           38.8          126.2          101.4
LIFO (income) expense......................        (4.7)          (5.7)          (1.1)           1.2
Equity in earnings of unconsolidated
  affiliate................................       (13.2)         (14.9)         (31.2)         (34.5)
                                              ---------      ---------      ---------      ---------
Total operating cash flow..................   $   892.5      $   895.2      $ 3,122.1      $ 2,698.5
                                              =========      =========      =========      =========
As a percent of sales......................        8.91%          9.01%          9.76%          9.35%
As a multiple of interest expense..........       6.61x          6.34x          6.83x          7.45x

       Our principal executive offices are located at 5918 Stoneridge Mall Road, Pleasanton, California 94588, and our telephone number is (925) 467-3000.

                                 NOTES DUE 2006

SECURITIES OFFERED.........  $700,000,000 principal amount of 6.15% Notes Due
                             2006.

MATURITY DATE..............  The Notes Due 2006 will mature on March 1, 2006.

INTEREST RATE..............  6.15% per annum, accruing from March 5, 2001.

OPTIONAL REDEMPTION........  We may redeem the Notes Due 2006, in whole or in part, at any time at the redemption prices described below under "Description of the Securities -- Optional Redemption" plus accrued interest to the date of redemption.

                                 NOTES DUE 2011

SECURITIES OFFERED.........  $500,000,000 principal amount of 6.50% Notes Due
                             2011.

MATURITY DATE..............  The Notes Due 2011 will mature on March 1, 2011.

INTEREST RATE..............  6.50% per annum, accruing from March 5, 2001.

OPTIONAL REDEMPTION........  We may redeem the Notes Due 2011, in whole or in part, at any time at the redemption prices described below under "Description of the Securities -- Optional Redemption" plus accrued interest to the date of redemption.

                     CERTAIN COMMON TERMS OF THE SECURITIES

INTEREST PAYMENT DATES.....  March 1 and September 1, commencing September 1,
                             2001.

COVENANTS..................  The indenture contains covenants that limit our ability and our subsidiaries' ability to incur liens securing our indebtedness and to engage in sale and leaseback transactions. See "Description of the Securities -- Covenants."

NO LIMITATION ON INCURRENCE
OF NEW DEBT................  The indenture does not limit the amount of debt that we may issue or provide holders any protection should we be involved in a highly leveraged transaction.

RANKING....................  The securities will rank equally with all of our existing and future senior unsecured debt and senior to all of our existing and future subordinated debt.

                                USE OF PROCEEDS

       We anticipate our net proceeds from the sale of these securities to be approximately $1.187 billion after deducting underwriting discounts and commissions and estimated offering expenses. We expect to use the net proceeds to repay borrowings under our commercial paper program.

       As of December 30, 2000, the weighted average interest rate on borrowings under our commercial paper program was 7.17% per annum.

       Pending application for the foregoing purposes, the net proceeds from this offering will be invested in short-term interest bearing instruments or other investment grade securities.

       Certain of the underwriters or their affiliates may be lenders under our commercial paper program, which is to be repaid in part with the net proceeds from this offering. See "Underwriting."

                                 CAPITALIZATION

       The following table sets forth our short-term debt and capitalization as of September 9, 2000, as adjusted to give effect to this offering of securities and the application of the net proceeds therefrom to repay borrowings under our commercial paper program. You should read this table in conjunction with our consolidated financial statements and accompanying notes which we incorporate herein by reference. See "Where You Can Find More Information" in the accompanying prospectus.

                                                            SEPTEMBER 9, 2000
                                                       ---------------------------
                                                        ACTUAL      AS ADJUSTED(1)
                                                       ---------    --------------
                                                              (IN MILLIONS)
Short-Term Debt......................................  $   573.3      $   573.3
                                                       =========      =========
Long-Term Debt
  Bank credit agreement..............................  $    90.6      $    90.6
  Commercial paper...................................    1,664.7          478.0
  Securities offered hereby..........................         --        1,200.0
  Other long-term debt...............................    3,432.4        3,432.4
  Obligations under capital leases...................      407.5          407.5
                                                       ---------      ---------
     Total long-term debt............................    5,595.2        5,608.5
                                                       ---------      ---------
Stockholders' equity
  Common stock, par value $.01 per share; 498.4
     shares outstanding, after deducting 64.8
     treasury shares(2)..............................        5.6            5.6
  Additional paid-in capital.........................    1,413.3        1,413.3
  Retained earnings..................................    3,562.7        3,562.7
  Accumulated other comprehensive loss...............      (20.2)         (20.2)
                                                       ---------      ---------
     Total stockholders' equity......................    4,961.4        4,961.4
                                                       ---------      ---------
     Total capitalization............................  $10,556.6      $10,569.9
                                                       =========      =========

------------
(1) Assumes we sell $1.2 billion aggregate principal amount of securities and apply the proceeds to reduce indebtedness under our commercial paper program. The information in this column does not give effect to the acquisition of Genuardi's or the issuance of $600 million aggregate principal amount of 7.25% Debentures Due 2031 in January 2001, the proceeds of which we used to repay borrowings under our commercial paper program and finance the acquisition of Genuardi's. At September 9, 2000, on a pro forma basis after giving effect to this offering of securities, the application of the net proceeds of the offering of securities as described under "Use of Proceeds," the acquisition of Genuardi's, and the issuance of the 7.25% Debentures Due 2031, we would have had approximately $6.7 billion of outstanding indebtedness.

(2) Does not include up to 40.5 million shares of common stock issuable upon exercise of outstanding stock options.

                            SELECTED FINANCIAL DATA

       The financial data below are derived from our audited consolidated financial statements, except for the financial data for the 36-week periods ended September 9, 2000 and September 11, 1999, which are derived from unaudited financial statements. You should read the selected financial data in conjunction with our consolidated financial statements and accompanying notes, which we have incorporated by reference herein. In the opinion of our management, the results of operations for the 36 weeks ended September 9, 2000 and September 11, 1999, contain all adjustments that are of a normal and recurring nature necessary to present fairly the financial position and results of operations for these periods. The results for the 36 weeks ended September 9, 2000, are not necessarily indicative of the results expected for the full year.

                                              36 WEEKS ENDED
                                          ----------------------       52          52          53          52          52
                                          SEPT. 9,    SEPT. 11,      WEEKS        WEEKS       WEEKS       WEEKS       WEEKS
                                            2000      1999(1)(2)   1999(1)(2)    1998(3)     1997(4)      1996        1995
                                          ---------   ----------   ----------   ---------   ---------   ---------   ---------
                                                            (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
RESULTS OF OPERATIONS:
Sales...................................  $21,961.5   $18,925.2    $28,859.9    $24,484.2   $22,483.8   $17,269.0   $16,397.5
                                          =========   =========    =========    =========   =========   =========   =========
Gross profit............................    6,548.1     5,635.4      8,510.7      7,124.5     6,414.7     4,774.2     4,492.4
Operating and administrative expense....   (4,808.0)   (4,224.8)    (6,411.4)    (5,466.5)   (5,093.2)   (3,872.1)   (3,754.6)
Goodwill amortization...................      (87.4)      (62.6)      (101.4)       (56.3)      (41.8)      (10.4)      (10.4)
                                          ---------   ---------    ---------    ---------   ---------   ---------   ---------
Operating profit........................    1,652.7     1,348.0      1,997.9      1,601.7     1,279.7       891.7       727.4
Interest expense........................     (322.2)     (221.0)      (362.2)      (235.0)     (241.2)     (178.5)     (199.8)
Equity in earnings of unconsolidated
  affiliates(4).........................       18.0        19.6         34.5         28.5        34.9        50.0        26.9
Other income, net.......................        6.7         1.1          3.8          1.7         2.9         4.4         2.0
                                          ---------   ---------    ---------    ---------   ---------   ---------   ---------
Income before income taxes and
  extraordinary loss....................    1,355.2     1,147.7      1,674.0      1,396.9     1,076.3       767.6       556.5
Income taxes............................     (562.4)     (482.0)      (703.1)      (590.2)     (454.8)     (307.0)     (228.2)
                                          ---------   ---------    ---------    ---------   ---------   ---------   ---------
Income before extraordinary loss........      792.8       665.7        970.9        806.7       621.5       460.6       328.3
Extraordinary loss, net of tax benefit
  of $41.1 and $1.3.....................         --          --           --           --       (64.1)         --        (2.0)
                                          ---------   ---------    ---------    ---------   ---------   ---------   ---------
Net income..............................  $   792.8   $   665.7    $   970.9    $   806.7   $   557.4   $   460.6   $   326.3
                                          =========   =========    =========    =========   =========   =========   =========
Diluted earnings per share:
  Income before extraordinary loss......  $    1.55   $    1.30    $    1.88    $    1.59   $    1.25   $    0.97   $    0.68
  Extraordinary loss....................         --          --           --           --       (0.13)         --          --
                                          ---------   ---------    ---------    ---------   ---------   ---------   ---------
  Net income............................  $    1.55   $    1.30    $    1.88    $    1.59   $    1.12   $    0.97   $    0.68
                                          =========   =========    =========    =========   =========   =========   =========
FINANCIAL STATISTICS:
Comparable-store sales(5)...............        N/A         N/A          2.2%         4.1%        2.3%        5.8%        5.4%
Identical-store sales(5)(6).............        N/A         N/A          1.7          3.7         1.3         5.1         4.6
Gross profit margin.....................      29.82%      29.78%       29.49        29.10       28.53       27.65       27.40
Operating and administrative expense as
  a percent of sales....................      22.29       22.65        22.57        22.56       22.84       22.48       22.96
Operating profit margin.................        7.5         7.1          6.9          6.5         5.7         5.2         4.4
Operating cash flow(7)..................  $ 2,229.6   $ 1,803.4    $ 2,698.5    $ 2,141.9   $ 1,732.3   $ 1,239.5   $ 1,068.6
Operating cash flow margin..............      10.15%       9.53%        9.35%        8.75%       7.70%       7.18%       6.52%
Capital expenditures(8).................  $   887.9   $   792.0    $ 1,485.6    $ 1,189.7   $   829.4   $   620.3   $   503.2
Depreciation and amortization...........      566.6       447.4        695.6        531.4       455.8       338.5       329.7
Total assets............................   15,137.3    14,243.9     14,900.3     11,389.6     8,493.9     5,545.2     5,194.3
Total debt..............................    6,168.5     6,102.0      6,956.3      4,972.1     3,340.3     1,984.2     2,190.2
Stockholders' equity....................    4,961.4     4,406.2      4,085.8      3,082.1     2,149.0     1,186.8       795.5
Weighted average shares outstanding --
  diluted (in millions).................      510.0       513.1        515.4        508.8       497.7       475.7       481.2
Ratio of earnings to fixed charges(9)...      3.92x       4.48x        3.95x        4.88x       4.10x       3.63x       2.81x
Interest coverage ratio(10).............      6.92x       8.16x        7.45x        9.11x       7.18x       6.94x       5.35x
OTHER STATISTICS:
Total stores at period-end..............      1,680       1,649        1,659        1,497       1,368       1,052       1,059
Remodels completed during the
  period(11)............................        N/A         N/A          251          234         181         141         108
Total retail square footage at
  period-end (in millions)..............       72.3        69.5         70.8         61.6        53.2        40.7        40.1

                                                                      (Footnotes
on following page)

------------
 (1) We completed our acquisition of Carrs in April 1999. The results of operations of Carrs are included in our results of operations since approximately midway through the second quarter of 1999.

 (2) We completed our acquisition of Randall's in September 1999. The results of operations of Randall's are included in our results of operations since the beginning of the fourth quarter of 1999.

 (3) We completed our acquisition of Dominick's in November 1998. The results of operations of Dominick's are included in our results of operations since approximately midway through the fourth quarter of 1998.

 (4) We completed our acquisition of Vons on April 8, 1997. The results of operations of Vons are included in our results of operations as of the beginning of the second quarter of 1997. Periods prior to this time include our equity in Vons earnings.

 (5) Reflects sales increases for stores operating the entire measurement period in both the current and prior periods. The 1997 and 1996 annual identical-store sales and comparable-store sales exclude British Columbia stores, which were closed during a labor dispute in 1996.

 (6) Excludes replacement stores.

 (7) Defined as FIFO earnings before income taxes, interest, depreciation, amortization, equity in earnings from unconsolidated affiliates and extraordinary losses. Operating cash flow is similar to net cash flow from operations presented in our consolidated statements of cash flows because it excludes certain noncash items. However, operating cash flow also excludes interest expense and income taxes. Management believes that operating cash flow is relevant because it assists investors in evaluating our ability to service our debt by providing a commonly used measure of cash available to pay interest, and it facilitates comparisons of our results of operations with those of companies having different capital structures. Other companies may define operating cash flow differently, and, as a result, those measures may not be comparable to our operating cash flow.

 (8) Defined as cash paid for property additions plus the present value of all lease obligations incurred and mortgage notes assumed in property acquisitions less purchases of previously leased properties.

 (9) For these ratios, "earnings" represents income before income taxes, extraordinary loss, the cumulative effect of accounting changes, equity in earnings of unconsolidated affiliates, minority interest in subsidiary and fixed charges (other than capitalized interest). "Fixed charges" represents interest on indebtedness (including capitalized interest) and a share of rental expense which is deemed to be representative of the interest factor.

(10) Defined as our operating cash flow as a multiple of interest expense.

(11) Defined as store projects, other than maintenance, generally requiring expenditures in excess of $200,000.

                         DESCRIPTION OF THE SECURITIES

       The following description of the particular terms of the securities offered hereby (referred to in the accompanying prospectus as the "debt securities") supplements, and to the extent inconsistent replaces, the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus.

       We will issue the securities under an indenture between us and The Bank of New York, as trustee. The securities will constitute two different series of debt securities described in the accompanying prospectus. We have summarized select portions of the indenture below. The summary is not complete and is qualified by reference to the indenture. Capitalized terms not otherwise defined herein have the meanings given them in the accompanying prospectus or the indenture.

       In this section, "we," "our" and "us" mean Safeway Inc. excluding, unless the context otherwise requires or as otherwise expressly stated, our subsidiaries.

       Each series of securities is being sold separately and not as a unit.

CERTAIN TERMS OF THE NOTES DUE 2006

       The Notes Due 2006:

       - $700,000,000 aggregate principal amount to be sold in this offering;
         and

       - mature on March 1, 2006.

      We may issue additional Notes Due 2006 from time to time after this offering. These notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture. No additional Notes Due 2006 may be issued if an Event of Default has occurred with respect to such notes.

CERTAIN TERMS OF THE NOTES DUE 2011

       The Notes Due 2011:

       - $500,000,000 aggregate principal amount to be sold in this offering;
         and

       - mature on March 1, 2011.

      We may issue additional Notes Due 2011 from time to time after this offering. These notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture. No additional Notes Due 2011 may be issued if an Event of Default has occurred with respect to such notes.

CERTAIN COMMON TERMS OF THE SECURITIES

       The securities will bear interest from March 5, 2001, at the respective rates shown on the front cover of this prospectus supplement, payable on March 1 and September 1 of each year, commencing September 1, 2001, to the persons in whose names the securities are registered on the preceding February 15 and August 15, respectively. The securities will be our senior unsecured obligations and will be issued in denominations of $1,000 and integral multiples of $1,000.

       We will pay principal and interest on the securities, register the transfer of securities and exchange the securities at our office or agency maintained for that purpose (which initially will be the corporate trust office of the trustee located at 101 Barclay Street, Floor 21W, New York, New York 10286, Attention: Corporate Trust Administration). So long as the securities are represented by global debt securities, the interest payable on the securities will be paid to Cede & Co., the nominee of the Depositary, or its registered assigns as the registered owner of such global debt securities, by wire transfer of immediately available funds on each of the applicable interest payment dates. If any of the securities are no longer represented by a global debt security, we have the option to pay interest by check mailed to the address of the person entitled to the interest. No service charge will be made for any transfer or exchange of securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable.

       The securities are not subject to a sinking fund or to redemption or repurchase by us at the option of the holders.

OPTIONAL REDEMPTION

       The securities are redeemable at our option, in whole or in part, at any time at a redemption price equal to the greater of:

       - 100% of the principal amount of the securities to be redeemed; or

       - as determined by an Independent Investment Banker, the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus 15 basis points in the case of the Notes Due 2006 or plus 20 basis points in the case of the Notes Due 2011, plus, in either of the above cases, accrued and unpaid interest thereon to the date of redemption.

       "Adjusted Treasury Rate" means, with respect to any redemption date for the securities of any series:

       - the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Remaining Life of the securities of such series, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or

       - if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Adjusted Treasury Rate shall be calculated on the third Business Day preceding the redemption date.

       "Comparable Treasury Issue" means, with respect to the securities of any series, the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the securities that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such securities ("Remaining Life").

       "Comparable Treasury Price" means, with respect to the securities of any series, (1) the average of five Reference Treasury Dealer Quotations for the applicable redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

       "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the trustee after consultation with us.

       "Reference Treasury Dealer" means:

       - each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated and their respective successors; provided, however, that if either of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), we shall substitute therefor another Primary Treasury Dealer; and

       - any other Primary Treasury Dealer selected by the trustee after consultation with us.

       "Reference Treasury Dealer Quotation" means, with respect to each Reference Treasury Dealer and any redemption date for the securities of any series, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

       We will mail a notice of redemption at least 30 days but not more than 60 days before the redemption date to each holder of the securities to be redeemed.

       Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the securities or portions thereof called for redemption.

LEVERAGE

       As of September 9, 2000, we had approximately $6.2 billion of outstanding indebtedness. At September 9, 2000, on a pro forma basis after giving effect to this offering of securities, the application of the net proceeds of the offering of the securities as described under "Use of Proceeds," the acquisition of Genuardi's, and the issuance of our 7.25% Debentures Due 2031, we would have had approximately $6.7 billion of outstanding indebtedness and a ratio of total debt to stockholders' equity of 1.4 to 1.0. See "Capitalization." We have indebtedness that is substantial in relation to our stockholders' equity. Our ability to satisfy our obligations with respect to the securities will be dependent upon our future performance, which will be subject to financial and business conditions and other factors.

RANKING

       With respect to our assets, the securities will be senior unsecured indebtedness and will rank equal in right of payment with all of our other senior unsecured obligations, including our obligations under the Bank Credit Agreement (which is currently unsecured), and senior in right of payment to all of our existing and future subordinated debt. We conduct certain of our operations through direct and indirect wholly owned subsidiaries, including Canada Safeway Limited, Randall's and Vons. Accordingly, we could be dependent on the earnings of our subsidiaries to meet our debt obligations, including the securities, if our future performance, excluding the operations of our subsidiaries, is not adequate to allow us to satisfy those obligations. Although such earnings may be available from our subsidiaries through dividends and payments on intercompany indebtedness, certain outstanding indebtedness of our subsidiaries in the future may restrict the payment of dividends to us. In addition, under applicable law, our subsidiaries may be limited in the amount that they are permitted to pay as dividends on their capital stock. Also as a result of this structure, the claims of holders of the securities effectively will be subordinated to the claims of creditors of these subsidiaries as to the assets of these subsidiaries, which claims include trade payables, obligations of Canada Safeway Limited and Vons under the Bank Credit Agreement and certain other indebtedness of these subsidiaries.

COVENANTS

     Limitation on Liens

       The indenture provides that, with respect to each series of securities, we will not, nor will we permit any of our Subsidiaries to, create, incur, or permit to exist, any Lien on any of our or their respective properties or assets, whether now owned or hereafter acquired, or upon any income or profits therefrom, in order to secure any of our Indebtedness, without effectively providing that such series of securities shall be equally and ratably secured until such time as that Indebtedness is no longer secured by such Lien, except:

       - Liens existing as of the closing date of the offering of these securities (the "Closing Date");

       - Liens granted after the Closing Date on any of our or our Subsidiaries' assets or properties securing our Indebtedness created in favor of the holders of that series;

       - Liens securing our Indebtedness which is incurred to extend, renew or refinance Indebtedness which is secured by Liens permitted to be incurred under the indenture; provided that those Liens do not extend to or cover any of our or our Subsidiaries' property or assets other than the property or assets securing the Indebtedness being refinanced and that the principal amount of such Indebtedness does not exceed the principal amount of the Indebtedness being refinanced;

       - Permitted Liens; and

       - Liens created in substitution of or as replacements for any Liens permitted by the clauses directly above, provided that, based on a good faith determination of one of our officers, the property or asset encumbered under any such substitute or replacement Lien is substantially similar in nature to the property or asset encumbered by the otherwise permitted Lien which is being replaced.

       Notwithstanding the foregoing, we and any of our Subsidiaries may, without securing any series of securities, create, incur or permit to exist Liens which would otherwise be subject to the restrictions set forth in the preceding paragraph, if after giving effect thereto and at the time of determination, Exempted Debt does not exceed the greater of (i) 10% of Consolidated Net Tangible Assets or (ii) $350,000,000.

     Limitation on Sale and Lease-Back Transactions

       The indenture provides that we will not, nor will we permit any of our Subsidiaries to, enter into any sale and lease-back transaction for the sale and leasing back of any property or asset, whether now owned or hereafter acquired, of ours or any of our Subsidiaries, except such transactions:

       - entered into prior to the Closing Date;

       - for the sale and leasing back to us of any property or asset by one of our Subsidiaries;

       - involving leases for less than three years; or

       - in which the lease for the property or asset is entered into within 120 days after the later of the date of acquisition, completion of construction or commencement of full operations of such property or asset unless:

         - we or the Subsidiary would be entitled under the Limitation on Liens covenant above to create, incur or permit to exist a Lien on the assets to be leased in an amount at least equal to the Attributable Liens in respect of such transaction without equally and ratably securing the securities of any series; or

         - the proceeds of the sale of the assets to be leased are at least equal to their fair market value and the proceeds are applied to the purchase or acquisition (or in the case of real property, the construction) of assets or to the repayment of our or one of our Subsidiaries' Indebtedness which by its terms matures not earlier than one year after the date of such repayment.

     Consolidation, Merger and Sale of Assets

       The indenture provides that we may not consolidate with or merge with or into, or convey, transfer or lease all or substantially all of our properties and assets to, any person (a "successor person") unless:

       - we are the surviving corporation or the successor person (if other than us) is a corporation organized and validly existing under the laws of any U.S. domestic jurisdiction and expressly assumes our obligations on such series of securities and under the indenture;

       - immediately after giving effect to the transaction, no Event of Default, and no event which, after notice or lapse of time, or both, would become an Event of Default shall have occurred and be continuing under the indenture; and

       - certain other conditions are met.

EVENTS OF DEFAULT

       In addition to the Events of Default set forth in the accompanying prospectus, the following is an Event of Default with respect to each series of securities: acceleration of $150,000,000 or more, individually or in the aggregate, in principal amount of our Indebtedness under the terms of the instrument under which that Indebtedness is issued or secured, except as a result of compliance with applicable laws, orders or decrees, if that Indebtedness is not discharged or the acceleration is not annulled within 10 days after written notice.

DEFEASANCE

       The provisions described under "Description of Debt
Securities -- Defeasance of Debt Securities and Certain Covenants in Certain Circumstances" in the accompanying prospectus are applicable to the securities. If we effect covenant defeasance with respect to the securities as described under the subcaption "-- Defeasance of Certain Covenants" in the accompanying prospectus, then the Event of Default described above under "-- Events of Default" and the covenants described above under "-- Covenants," as well as certain other covenants set forth in the indenture, will cease to be applicable to the securities of that series.

BOOK-ENTRY, DELIVERY AND FORM

       Each series of securities will be represented by one or more global debt securities that will be deposited with, or on behalf of, the Depositary and registered in the name of Cede & Co., the nominee of the Depositary.

       The Depositary has advised us and the underwriters that it is:

       - a limited-purpose trust company organized under the New York Banking
         Law;

       - a "banking organization" within the meaning of the New York Banking
         Law;

       - a member of the Federal Reserve System;

       - a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

       - a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act.

       The Depositary was created to hold securities of its participating organizations ("participants") and to facilitate the clearance and settlement of securities transactions, such as transfers and pledges, among its participants in such securities through electronic computerized book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by the Depositary only through participants.

       Unless and until it is exchanged in whole or in part for certificated debt securities in definitive form, a global debt security may not be transferred except as a whole by the Depositary to a nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any such nominee to a successor depositary or a nominee of such successor depositary.

       A further description of the Depositary's procedures with respect to the securities is set forth in the accompanying prospectus under the heading "Description of Debt Securities -- Transfer and Exchange -- Global Debt Securities and Book-Entry System."

CERTAIN DEFINITIONS

       "Attributable Liens" means in connection with a sale and lease-back transaction the lesser of:

       - the fair market value of the assets subject to such transaction; and

       - the present value (discounted at a rate per annum equal to the average interest borne by all outstanding securities issued under the indenture (which may include securities in addition to the securities offered hereby) determined on a weighted average basis and compounded semi-annually) of the obligations of the lessee for rental payments during the term of the related lease.

       "Bank Credit Agreement" means the Credit Agreement dated as of April 8, 1997 among Safeway Inc., Vons and Canada Safeway Limited, as borrowers, Bankers Trust Company, as administrative agent, The Chase Manhattan Bank, as syndication agent, The Bank of Nova Scotia and Bank of America National Trust and Savings Association, as documentation agents, and the other lenders which are parties thereto, as amended and as such agreement may be amended (including any amendment, restatement and successors thereof), supplemented or otherwise modified from time to time, including any increase in the principal amount of the obligations thereunder.

       "Capital Lease" means any Indebtedness represented by a lease obligation of a person incurred with respect to real property or equipment acquired or leased by such person and used in its business that is required to be recorded as a capital lease in accordance with GAAP.

       "Capital Stock" means any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock.

       "Consolidated Net Tangible Assets" means the total amount of our and our Subsidiaries' assets (less applicable depreciation, amortization and other valuation reserves) after deducting therefrom:

       - all of our and our Subsidiaries' current liabilities; and

       - all goodwill, trade names, trademarks, patents, unamortized debt discount and expenses and other like intangibles, determined on a consolidated basis in accordance with GAAP.

       "Exempted Debt" means the sum of the following as of the date of determination:

       - our Indebtedness incurred after the Closing Date and secured by Liens not otherwise permitted by the first sentence under Limitation on Liens above; and

       - our and our Subsidiaries' Attributable Liens in respect of sale and lease-back transactions entered into after the Closing Date, other than sale and lease-back transactions permitted by the limitation on sale and lease-back transactions set forth under Limitation on Sale and Lease-Back Transactions above.

For purposes of determining whether or not a sale and leaseback transaction is "permitted" by Limitation on Sale and Lease-Back Transactions, the last paragraph under Limitation on Liens above (creating an exception for Exempted
Debt) will be disregarded.

       "Indebtedness" of any person means, without duplication, any indebtedness, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements with respect thereto) or representing the balance deferred and unpaid of the purchase price of any property (including pursuant to Capital Leases), except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing indebtedness would appear as a liability upon a balance sheet of such person prepared on a consolidated basis in accordance with GAAP (but does not include contingent liabilities which appear only in a footnote to a balance sheet), and shall also include, to the extent not otherwise included, the guaranty of items which would be included within this definition.

       "Lien" means any lien, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof, and any agreement to give any security interest).

       "Permitted Liens" means:

       - Liens securing our Indebtedness under the Bank Credit Agreement and any initial or subsequent renewal, extension, refinancing, replacement or refunding thereof;

       - Liens on accounts receivable, merchandise inventory, equipment, and patents, trademarks, trade names and other intangibles, securing our Indebtedness;

       - Liens on any of our assets, any of our Subsidiaries' assets, or the assets of any Joint Venture to which we or any of our Subsidiaries is a party, created solely to secure obligations incurred to finance the refurbishment, improvement or construction of such asset, which obligations are incurred no later than 24 months after completion of such refurbishment, improvement or construction, and all renewals, extensions, refinancings, replacements or refundings of such obligations;

       - (a) Liens given to secure the payment of the purchase price incurred in connection with the acquisition (including acquisition through merger or consolidation) of property (including shares of stock), including Capital Lease transactions in connection with any such acquisition, and
         (b) Liens existing on property at the time of acquisition thereof or at the time of acquisition by us or one of our Subsidiaries of any person then owning such property whether or not such existing Liens were given to secure the payment of the purchase price of the property to which they attach; provided that, with respect to clause (a), the Liens shall be given within 24 months after such acquisition and shall attach solely to the property acquired or purchased and any improvements then or thereafter placed thereon;

       - Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

       - Liens upon specific items of inventory or other goods and proceeds of any person securing such person's obligations in respect of bankers' acceptances issued or created for the account of such person to facilitate the purchase, shipment or storage of such inventory or other goods;

       - Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit and the products and proceeds thereof;

       - Liens on key-man life insurance policies granted to secure our Indebtedness against the cash surrender value thereof;

       - Liens encumbering customary initial deposits and margin deposits and other Liens in the ordinary course of business, in each case securing our Indebtedness under Interest Swap

         Obligations and Currency Agreements and forward contract, option, futures contracts, futures options or similar agreements or arrangements designed to protect us or any of our Subsidiaries from fluctuations in interest rates, currencies or the price of commodities;

       - Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by us or any of our Subsidiaries in the ordinary course of business; and

       - Liens in our favor or the favor of any of our Subsidiaries.

       "Subsidiary" of any specified person means any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such person or one or more of the other Subsidiaries of that person or a combination thereof.

                                  UNDERWRITING

       Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated are acting as joint book-running managers of the offering, and, together with Goldman, Sachs & Co., are acting as representatives of the underwriters named below.

       Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of the securities set forth opposite the underwriter's name.

                                                              PRINCIPAL AMOUNT     PRINCIPAL AMOUNT
                                                              OF NOTES DUE 2006    OF NOTES DUE 2011
                        UNDERWRITER                           -----------------    -----------------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................    $210,000,000         $150,000,000
Morgan Stanley & Co. Incorporated...........................     210,000,000          150,000,000
Goldman, Sachs & Co.........................................     112,000,000           80,000,000
Banc of America Securities LLC..............................      42,000,000           30,000,000
Credit Suisse First Boston Corporation......................      42,000,000           30,000,000
Lehman Brothers Inc.........................................      42,000,000           30,000,000
Scotia Capital (USA) Inc....................................      14,000,000           10,000,000
U.S. Bancorp Piper Jaffray Inc..............................      14,000,000           10,000,000
The Williams Capital Group, L.P. ...........................      14,000,000           10,000,000
                                                                ------------         ------------
             Total..........................................    $700,000,000         $500,000,000
                                                                ============         ============

       The underwriting agreement provides that the obligations of the underwriters to purchase the securities included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the securities if they purchase any of the securities.

       The underwriters propose to offer some of the securities directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the securities to dealers at the public offering price less a concession not to exceed .350% of the principal amount in the case of the Notes Due 2006 and .400% of the principal amount in the case of the Notes Due 2011. The underwriters may allow, and dealers may reallow, a concession not to exceed .250% of the principal amount in the case of the Notes Due 2006 and .250% of the principal amount in the case of the Notes Due 2011 on sales to other dealers. After the initial offering of the securities to the public, the representatives may change the public offering price and concessions.

       In connection with the offering, the representatives, on behalf of the underwriters, may purchase and sell securities in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of securities in excess of the principal amount of securities to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of securities made for the purpose of preventing or retarding a decline in the market price of the securities while the offering is in progress.

       The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the representatives, in covering syndicate short positions or making stabilizing purchases, repurchases securities originally sold by that syndicate member.

       Any of these activities may have the effect of preventing or retarding a decline in the market price of the securities. They may also cause the price of the securities to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

       We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

       Under Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc. (the "NASD"), special considerations apply to a public offering of debt securities where more than 10% of the net proceeds thereof will be paid to members of the NASD that are participating in the offering, or persons affiliated or associated with such members. Certain of the underwriters or their respective affiliates have lent money to us under our commercial paper program. In the event that more than 10% of the proceeds of the offering are used to repay money lent by the underwriters or their affiliates, the offering will be conducted in conformity with Rule 2710(c)(8).

       The underwriters and their affiliates have provided and in the future may continue to provide investment banking and other financial services, including the provision of credit facilities, to us in the ordinary course of business for which they have received and will receive customary compensation.

                                 LEGAL MATTERS

       Latham & Watkins, San Francisco, California will issue an opinion about certain legal matters with respect to the securities for Safeway. Brown & Wood LLP, San Francisco, California will act as counsel for the underwriters.

                                  Safeway Inc.

                        Debt Securities and Common Stock

                             ----------------------

       We may from time to time sell up to $2,000,000,000 aggregate initial offering price of our debt securities, our common stock, par value $0.01 per share, or any combination of our debt securities and our common stock.

       The debt securities that we may issue may consist of debentures, notes or other types of debt. We will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest.

       Our common stock is traded on the New York Stock Exchange under the symbol "SWY." On February 2, 2001 the last reported sale price for our common stock on the New York Stock Exchange was $51.23 per share.

       Our principal executive offices are located at 5918 Stoneridge Mall Road, Pleasanton, California 94588, and our telephone number is (925) 467-3000.

                             ----------------------

       These securities have not been approved by the Securities and Exchange Commission or any state securities commission, nor have these organizations determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

                             ----------------------

                               February 12, 2001

                             ABOUT THIS PROSPECTUS

       This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a "shelf" registration process. Under this shelf registration process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $2,000,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the next heading "Where You Can Find More Information."

                      WHERE YOU CAN FIND MORE INFORMATION

       We file annual, quarterly and special reports, proxy statements and other information with the Commission. You can inspect and copy these reports, proxy statements and other information at the public reference facilities of the Commission, in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; 7 World Trade Center, Suite 1300, New York, New York 10048; and Suite 1400, Citicorp Center, 500 W. Madison Street, Chicago, Illinois 60661-2511. You can also obtain copies of these materials from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. The Commission also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission (http://www.sec.gov). You can inspect reports and other information we file at the office of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

       We have filed a registration statement and related exhibits with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). The registration statement contains additional information about us, the debt securities and our common stock. You may inspect the registration statement and exhibits without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and you may obtain copies from the Commission at prescribed rates.

       The Commission allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the following documents we filed with the Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"):

       - Annual Report on Form 10-K for the fiscal year ended January 1, 2000 (including information specifically incorporated by reference into our Form 10-K from our 1999 Annual Report to Stockholders and Proxy Statement for our 2000 Annual Meeting of Stockholders)

       - Quarterly Reports on Form 10-Q for the quarters ended March 25, 2000, June 17, 2000 and September 9, 2000;

       - Current Reports on Form 8-K filed on November 1, 2000, January 26, 2001 and January 31, 2001;

       - Description of our common stock contained in our registration statement on Form 8-A dated February 20, 1990, including the amendment on Form 8 dated March 26, 1990; and

       - all documents filed by us with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before we stop offering the securities under this prospectus (other than those portions of such documents described in paragraphs (i), (k), and (l) of Item 402 of Regulation S-K promulgated by the Commission).

       You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

                               Investor Relations
                                  Safeway Inc.
                           5918 Stoneridge Mall Road
                          Pleasanton, California 94588
                                 (925) 467-3790

       You should rely only on the information incorporated by reference or provided in this prospectus and any supplement. We have not authorized anyone else to provide you with different information.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

       This prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such statements relate to, among other things, capital expenditures, acquisitions, cost reduction, cash flow and operating improvements, and are indicated by words or phrases such as "anticipate," "estimate," "plans," "projects," "continuing," "ongoing," "expects," "management believes," "the Company believes," "the Company intends," "we believe," "we intend" and similar words or phrases. The following factors are among the principal factors that could cause actual results to differ materially from the forward-looking statements: general business and economic conditions in our operating regions, including the rate of inflation, population, employment and job growth in our markets; pricing pressures and other competitive factors, which could include pricing strategies, store openings and remodels; results of our programs to control costs; results of our programs to increase sales; results of our programs to improve capital management; our ability to integrate any companies we acquire and achieve operating improvements at those companies; increases in labor costs, effects of labor disputes and relations with union bargaining units representing our employees; opportunities or acquisitions that we pursue; and the availability and terms of financing. Consequently, actual events and results may vary significantly from those included in or contemplated or implied by such statements.

                                  THE COMPANY

       We are one of the largest food and drug retailers in North America, with 1,688 stores at December 30, 2000. Our U.S. retail operations are located principally in California, Oregon, Washington, Alaska, Colorado, Arizona, Texas, the Chicago metropolitan area and the Mid-Atlantic region. Our Canadian retail operations are located primarily in British Columbia, Alberta and Manitoba/Saskatchewan. In support of our retail operations, we have an extensive network of distribution, manufacturing and food processing facilities.

       We have made a number of significant acquisitions in recent years. In 1997, we acquired The Vons Companies, Inc. in a merger valued at approximately $1.7 billion. In November 1998, we acquired Dominick's Supermarkets, Inc. in a cash transaction valued at approximately $1.2 billion, and in April 1999, we acquired Carr-Gottstein Foods Co. in a cash merger transaction valued at approximately $106 million. In September 1999, we acquired Randall's Food Markets, Inc. for a total consideration of approximately $1.3 billion, consisting of approximately $754 million in cash and 12.7 million shares of our common stock. In February 2001, we acquired the business of Genuardi's Family Markets, Inc. in a cash transaction valued at slightly in excess of $500 million. We also hold a 49% interest in Casa Ley, S.A. de C.V. which, as of December 30, 2000, operated 97 food and general merchandise stores in western Mexico.

       We intend to continue to focus on four key priorities: (1) increasing sales; (2) controlling costs; (3) improving capital management; and (4) pursuing acquisitions, to enhance the performance of our operations, including the operations of Genuardi's.

                                USE OF PROCEEDS

       Unless we indicate otherwise in the applicable prospectus supplement, we anticipate that any net proceeds will be used for general corporate purposes, including repaying or refinancing bank or commercial paper borrowings, and for working capital, capital expenditures and other acquisitions. The factors which we will consider in any refinancing will include the amount and characteristics of any debt securities issued and may include, among others, the impact of such refinancing on our interest coverage, debt-to-capital ratio, liquidity and earnings per share. We will set forth in the prospectus supplement our intended use for the net proceeds received from the sale of any securities. Pending the application of the net proceeds, we expect to reduce indebtedness under our commercial paper program or bank credit agreement.

                       RATIO OF EARNINGS TO FIXED CHARGES

       Our ratio of earnings to fixed charges for the periods indicated are as follows:

                                                            FISCAL YEAR
                                             -----------------------------------------
                                             2000     1999     1998     1997     1996
                                             -----    -----    -----    -----    -----
Ratio of earnings to fixed charges(a)......  3.63x    3.95x    4.88x    4.10x    3.63x

------------
(a) For these ratios, "earnings" represents income before income taxes, extraordinary loss, the cumulative effect of accounting changes, equity in earnings of unconsolidated affiliates, minority interest in subsidiary and fixed charges (other than capitalized interest). "Fixed charges" represents interest on indebtedness (including capitalized interest) and a share of rental expense which is deemed to be representative of the interest factor.

                         DESCRIPTION OF DEBT SECURITIES

       This prospectus describes certain general terms and provisions of our debt securities. When we offer to sell a particular series of debt securities, we will describe the specific terms of the series in a supplement to this prospectus. We will also indicate in the supplement whether the general terms and provisions described in this prospectus apply to a particular series of debt securities.

       We may offer under this prospectus up to $2,000,000,000 aggregate principal amount of debt securities, or if debt securities are issued at a discount, or in a foreign currency or composite currency, such principal amount as may be sold for an initial public offering price of up to $2,000,000,000. Unless otherwise specified in a supplement to this prospectus, the debt securities will be our direct, unsecured obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness.

       The debt securities will be issued under an indenture between us and The Bank of New York, as trustee. We have summarized select portions of the indenture below. The summary is not complete. The form of the indenture has been incorporated by reference as an exhibit to the registration statement and you should read the indenture for provisions that may be important to you. In the summary below, we have included references to the section numbers of the indenture so that you can easily locate these provisions. Capitalized terms used in the summary have the meaning specified in the indenture.

       When we refer to "we," "our" and "us" in this section, we mean Safeway Inc. excluding, unless the context otherwise requires or as otherwise expressly stated, our subsidiaries.

GENERAL

       The terms of each series of debt securities will be established by or pursuant to a resolution of our Board of Directors and set forth or determined in the manner provided in an officers' certificate or by a supplemental indenture. (Section 2.2) The particular terms of each series of debt securities will be described in a prospectus supplement relating to such series (including any pricing supplement).

       We can issue an unlimited amount of debt securities under the indenture that may be in one or more series with the same or various maturities, at par, at a premium, or at a discount. We will set forth in a prospectus supplement (including any pricing supplement) relating to any series of debt securities being offered, the aggregate principal amount and the following terms of the debt securities:

       - the title of the debt securities;

       - the price or prices (expressed as a percentage of the principal amount) at which we will sell the debt securities;

       - any limit on the aggregate principal amount of the debt securities;

       - the date or dates on which we will pay the principal on the debt securities;

       - the rate or rates (which may be fixed or variable) per annum or the method used to determine the rate or rates (including any commodity, commodity index, stock exchange index or financial index) at which the debt securities will bear interest, the date or dates from which interest will accrue, the date or dates on which interest will commence and be payable and any regular record date for the interest payable on any interest payment date;

       - the place or places where principal of, premium and interest on the debt securities will be payable;

       - the terms and conditions upon which we may redeem the debt securities;

       - any obligation we have to redeem or purchase the debt securities pursuant to any sinking fund or analogous provisions or at the option of a holder of debt securities;

       - the dates on which and the price or prices at which we will repurchase debt securities at the option of the holders of debt securities and other detailed terms and provisions of these repurchase obligations;

       - the denominations in which the debt securities will be issued, if other than denominations of $1,000 and any integral multiple thereof;

       - whether the debt securities will be issued in the form of certificated debt securities or global debt securities;

       - the portion of principal amount of the debt securities payable upon declaration of acceleration of the maturity date, if other than the principal amount;

       - the currency of denomination of the debt securities;

       - the designation of the currency, currencies or currency units in which payment of principal of, premium and interest on the debt securities will be made;

       - if payments of principal of, premium or interest on the debt securities will be made in one or more currencies or currency units other than that or those in which the debt securities are denominated, the manner in which the exchange rate with respect to these payments will be determined;

       - the manner in which the amounts of payment of principal of, premium or interest on the debt securities will be determined, if these amounts may be determined by reference to an index based on a currency or currencies other than that in which the debt securities are denominated or designated to be payable or by reference to a commodity, commodity index, stock exchange index or financial index;

       - any provisions relating to any security provided for the debt securities;

       - any addition to or change in the Events of Default described in this prospectus or in the indenture with respect to the debt securities and any change in the acceleration provisions described in this prospectus or in the indenture with respect to the debt securities;

       - any addition to or change in the covenants described in this prospectus or in the indenture with respect to the debt securities;

       - any other terms of the debt securities, which may modify or delete any provision of the indenture as it applies to that series; and

       - any depositaries, interest rate calculation agents, exchange rate calculation agents or other agents with respect to the debt securities. (Section 2.2)

       In addition, the indenture does not limit our ability to issue convertible or subordinated debt securities. Any conversion or subordination provisions of a particular series of debt securities will be set forth in the officer's certificate or supplemental indenture related to that series of debt securities and will be described in the relevant prospectus supplement. Such terms may include provisions for conversion, either mandatory, at the option of the holder or at our option, in which case the number of shares of common stock or other securities to be received by the holders of debt securities would be calculated as of a time and in the manner stated in the prospectus supplement.

       We may issue debt securities that provide for an amount less than their stated principal amount to be due and payable upon declaration of acceleration of their maturity pursuant to the terms of the indenture. We will provide you with information on the federal income tax considerations and other special considerations applicable to any of these debt securities in the applicable prospectus supplement.

       If we denominate the purchase price of any of the debt securities in a foreign currency or currencies or a foreign currency unit or units, or if the principal of and any premium and interest on any series of debt securities is payable in a foreign currency or currencies or a foreign currency unit or units, we will provide you with information on the restrictions, elections, general tax considerations, specific terms and other information with respect to that issue of debt securities and such foreign currency or currencies or foreign currency unit or units in the applicable prospectus supplement.

TRANSFER AND EXCHANGE

       Each debt security will be represented by either one or more global securities registered in the name of The Depository Trust Company, as Depositary (the "Depositary"), or a nominee (we will refer to any debt security represented by a global debt security as a "book-entry debt security"), or a certificate issued in definitive registered form (we will refer to any debt security represented by a certificated security as a "certificated debt security") as set forth in the applicable prospectus supplement. Except as set forth under the heading "Global Debt Securities and Book-Entry System" below, book-entry debt securities will not be issuable in certificated form.

       CERTIFICATED DEBT SECURITIES. You may transfer or exchange certificated debt securities at any office we maintain for this purpose in accordance with the terms of the indenture. No service charge will be made for any transfer or exchange of certificated debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with a transfer or exchange.

       You may effect the transfer of certificated debt securities and the right to receive the principal of, premium and interest on certificated debt securities only by surrendering the certificate representing those certificated debt securities and either reissuance by us or the trustee of the certificate to the new holder or the issuance by us or the trustee of a new certificate to the new holder.

       GLOBAL DEBT SECURITIES AND BOOK-ENTRY SYSTEM. Each global debt security representing book-entry debt securities will be deposited with, or on behalf of, the Depositary, and registered in the name of the Depositary or a nominee of the Depositary.

       The Depositary has indicated it intends to follow the following procedures with respect to book-entry debt securities.

       Ownership of beneficial interests in book-entry debt securities will be limited to persons that have accounts with the Depositary for the related global debt security ("participants") or persons that may hold interests through participants. Upon the issuance of a global debt security, the Depositary will credit, on its book-entry registration and transfer system, the participants' accounts with the respective principal amounts of the book-entry debt securities represented by such global debt security beneficially owned by such participants. The accounts to be credited will be designated by any dealers, underwriters or agents participating in the distribution of the book-entry debt securities. Ownership of book-entry debt securities will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the Depositary for the related global debt security (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to own, transfer or pledge beneficial interests in book-entry debt securities.

       So long as the Depositary for a global debt security, or its nominee, is the registered owner of that global debt security, the Depositary or its nominee, as the case may be, will be considered the sole owner or holder of the book-entry debt securities represented by such global debt security for all purposes under the indenture. Except as described below, beneficial owners of book-entry debt securities will not be entitled to have securities registered in their names, will not receive or be entitled to receive physical delivery of a certificate in definitive form representing securities and will not be considered the owners or holders of those securities under the indenture. Accordingly, each person beneficially owning book-entry debt securities must rely on the procedures of the Depositary for the related global debt security and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the indenture.

       We understand, however, that under existing industry practice, the Depositary will authorize the persons on whose behalf it holds a global debt security to exercise certain rights of holders of debt securities, and the indenture provides that we, the trustee and our respective agents will treat as the holder of a debt security the persons specified in a written statement of the Depositary with respect to that global debt security for purposes of obtaining any consents or directions required to be given by holders of the debt securities pursuant to the indenture. (Section 2.14.6)

       We will make payments of principal of, and premium and interest on book-entry debt securities to the Depositary or its nominee, as the case may be, as the registered holder of the related global debt security. (Section 2.14.5) Safeway, the trustee and any other agent of ours or agent of the trustee will not have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global debt security or for maintaining, supervising or reviewing any records relating to beneficial ownership interests.

       We expect that the Depositary, upon receipt of any payment of principal of, premium or interest on a global debt security, will immediately credit participants' accounts with payments in amounts proportionate to the respective amounts of book-entry debt securities held by each participant as shown on the records of such Depositary. We also expect that payments by participants to owners of beneficial interests in book-entry debt securities held through those participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of those participants.

       We will issue certificated debt securities in exchange for each global debt security if the Depositary is at any time unwilling or unable to continue as Depositary or ceases to be a clearing agency registered under the Exchange Act, and a successor Depositary registered as a clearing agency under the Exchange Act is not appointed by us within 90 days. In addition, we may at any time and in our sole discretion determine not to have the book-entry debt securities of any series represented by one or more global debt securities and, in that event, will issue certificated debt securities in exchange for the global debt securities of that series. Global debt securities will also be exchangeable by the holders for certificated debt securities if an Event of Default with respect to the book-entry debt securities represented by those global debt securities has occurred and is continuing. Any certificated debt securities issued in exchange for a global debt security will be registered in such name or names as the Depositary shall instruct the trustee. We expect that such instructions will be based upon directions received by the Depositary from participants with respect to ownership of book-entry debt securities relating to such global debt security.

       We have obtained the foregoing information concerning the Depositary and the Depositary's book-entry system from sources we believe to be reliable, but we take no responsibility for the accuracy of this information.

NO PROTECTION IN THE EVENT OF A CHANGE OF CONTROL

       Unless we state otherwise in the applicable prospectus supplement, the debt securities will not contain any provisions which may afford holders of the debt securities protection in the event we have a change in control or in the event of a highly leveraged transaction (whether or not such transaction results in a change in control) which could adversely affect holders of debt securities.

COVENANTS

       We will set forth in the applicable prospectus supplement any restrictive covenants applicable to any issue of debt securities.

CONSOLIDATION, MERGER AND SALE OF ASSETS

       We may not consolidate with or merge with or into, or convey, transfer or lease all or substantially all of our properties and assets to, any person (a "successor person") unless:

       - we are the surviving corporation or the successor person (if other than Safeway) is a corporation organized and validly existing under the laws of any U.S. domestic jurisdiction and expressly assumes our obligations on the debt securities and under the indenture;

       - immediately after giving effect to the transaction, no Event of Default, and no event which, after notice or lapse of time, or both, would become an Event of Default, shall have occurred and be continuing under the indenture; and

       - certain other conditions are met. (Section 5.1)

EVENTS OF DEFAULT

       "Event of Default" means with respect to any series of debt securities, any of the following:

       - default in the payment of any interest upon any debt security of that series when it becomes due and payable, and continuance of that default for a period of 30 days (unless the entire amount of the payment is deposited by us with the trustee or with a paying agent prior to the expiration of the 30-day period);

       - default in the payment of principal of or premium on any debt security of that series when due and payable;

       - default in the deposit of any sinking fund payment, when and as due in respect of any debt security of that series;

       - default in the performance or breach of any other covenant or warranty by us in the indenture (other than a covenant or warranty that has been included in the indenture solely for the benefit of a series of debt securities other than that series), which default continues uncured for a period of 60 days after we receive written notice from the trustee or we and the trustee receive written notice from the holders of not less than a majority in principal amount of the outstanding debt securities of that series as provided in the indenture;

       - certain events of bankruptcy, insolvency or reorganization of Safeway; and

       - any other Event of Default provided with respect to debt securities of that series that is described in the applicable prospectus supplement accompanying this prospectus.

       No Event of Default with respect to a particular series of debt securities (except as to certain events of bankruptcy, insolvency or reorganization) necessarily constitutes an Event of Default with respect to any other series of debt securities. (Section 6.1) The occurrence of an Event of Default may constitute an event of default under our bank credit agreements in existence from time to time. In addition, the occurrence of certain Events of Default or an acceleration under the indenture may constitute an event of default under certain of our other indebtedness outstanding from time to time.

       If an Event of Default with respect to debt securities of any series at the time outstanding occurs and is continuing, then the trustee or the holders of not less than a majority in principal amount of the outstanding debt securities of that series may, by a notice in writing to us (and to the trustee if given by the holders), declare to be due and payable immediately the principal (or, if the debt securities of that series are discount securities, that portion of the principal amount as may be specified in the terms of that series) of and accrued and unpaid interest, if any, on all debt securities of that series. In the case of an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization, the principal (or such specified amount) of and accrued and unpaid interest, if any, on all outstanding debt securities will become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder of outstanding debt securities. At any time after a declaration of acceleration with respect to debt securities of any series has been made, but before a judgment or decree for payment of the money due has been obtained by the trustee, the holders of a majority in principal amount of the outstanding debt securities of that series may rescind and annul the acceleration if all Events of Default, other than the non-payment of accelerated principal and interest, if any, with respect to debt securities of that series, have been cured or waived as provided in the indenture. (Section 6.2) We refer you to the prospectus supplement relating to any series of debt securities that are discount securities for the particular provisions relating to acceleration of a portion of the principal amount of such discount securities upon the occurrence of an Event of Default.

       The indenture provides that the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of outstanding debt securities, unless the trustee receives indemnity satisfactory to it against any loss, liability or expense. (Section 7.1(e)) Subject to certain rights of the trustee, the holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of that series. (Section 6.12)

       No holder of any debt security of any series will have any right to institute any proceeding, judicial or otherwise, with respect to the indenture or for the appointment of a receiver or trustee, or for any remedy under the indenture, unless:

       - that holder has previously given to the trustee written notice of a continuing Event of Default with respect to debt securities of that series; and

       - the holders of at least a majority in principal amount of the outstanding debt securities of that series have made written request, and offered reasonable indemnity, to the trustee to institute the proceeding as trustee, and the trustee has not received from the holders of a majority in principal amount of the outstanding debt securities of that series a direction inconsistent with that request and has failed to institute the proceeding within 60 days. (Section 6.7)

       Notwithstanding the foregoing, the holder of any debt security will have an absolute and unconditional right to receive payment of the principal of, premium and any interest on that debt security on or after the due dates expressed in that debt security and to institute suit for the enforcement of payment. (Section 6.8)

       The indenture requires us, within 120 days after the end of our fiscal year, to furnish to the trustee a statement as to compliance with the indenture. (Section 4.3) The indenture provides that the trustee may withhold notice to the holders of debt securities of any series of any Default or Event of Default (except in payment on any debt securities of that series) with respect to debt securities of that series if it in good faith determines that withholding notice is in the interest of the holders of those debt securities. (Section 7.5)

MODIFICATION AND WAIVER

       We may modify and amend the indenture with the consent of the holders of at least a majority in principal amount of the outstanding debt securities of each series affected by the modifications or amendments. We may not make any modification or amendment without the consent of the holders of each affected debt security then outstanding if that amendment will:

       - reduce the amount of debt securities whose holders must consent to an amendment or waiver;

       - reduce the rate of or extend the time for payment of interest (including default interest) on any debt security;

       - reduce the principal of or premium on or change the fixed maturity of any debt security or reduce the amount of, or postpone the date fixed for, the payment of any sinking fund or analogous obligation with respect to any series of debt securities;

       - reduce the principal amount of discount securities payable upon acceleration of maturity;

       - waive a default in the payment of the principal of, premium or interest on any debt security (except a rescission of acceleration of the debt securities of any series by the holders of at least a majority in aggregate principal amount of the then outstanding debt securities of that series and a waiver of the payment default that resulted from such acceleration);

       - make the principal of or premium or interest on any debt security payable in currency other than that stated in the debt security;

       - make any change to certain provisions of the indenture relating to, among other things, the right of holders of debt securities to receive payment of the principal of, premium and interest on those debt securities and to institute suit for the enforcement of any such payment and to waivers or amendments; or

       - waive a redemption payment with respect to any debt security. (Section 9.3)

       Except for certain specified provisions, the holders of at least a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive our compliance with provisions of the indenture. (Section 9.2) The holders of a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all the debt securities of such series waive any past default under the indenture with respect to that series and its consequences, except a default in the payment of the principal of, premium or any interest on any debt security of that series or in respect of a covenant or provision which cannot be modified or amended without the consent of the holder of each outstanding debt security of the series affected; provided, however, that the holders of a majority in principal amount of the outstanding debt securities of any series may rescind an acceleration and its consequences, including any related payment default that resulted from the acceleration. (Section 6.13)

DEFEASANCE OF DEBT SECURITIES AND CERTAIN COVENANTS IN CERTAIN CIRCUMSTANCES

       LEGAL DEFEASANCE. The indenture provides that, unless otherwise provided by the terms of the applicable series of debt securities, we may be discharged from any and all obligations in respect of the debt securities of any series (except for certain obligations to register the transfer or exchange of debt securities of such series, to replace stolen, lost or mutilated debt securities of such series, and to maintain paying agencies and certain provisions relating to the treatment of funds held by paying agents). We will be so discharged upon the deposit with the trustee, in trust, of money and/or U.S. Government Obligations or, in the case of debt securities denominated in a single currency other than U.S. Dollars,

Foreign Government Obligations, that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay and discharge each installment of principal, premium and interest on and any mandatory sinking fund payments in respect of the debt securities of that series on the stated maturity of those payments in accordance with the terms of the indenture and those debt securities.

       This discharge may occur only if, among other things, we have delivered to the trustee an opinion of counsel stating that we have received from, or there has been published by, the United States Internal Revenue Service a ruling or, since the date of execution of the indenture, there has been a change in the applicable United States federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the holders of the debt securities of that series will not recognize income, gain or loss for United States federal income tax purposes as a result of the deposit, defeasance and discharge and will be subject to United States federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the deposit, defeasance and discharge had not occurred. (Section 8.3)

       DEFEASANCE OF CERTAIN COVENANTS. The indenture provides that, unless otherwise provided by the terms of the applicable series of debt securities, upon compliance with certain conditions:

       - we may omit to comply with the covenant described under the heading "Consolidation, Merger and Sale of Assets" and certain other covenants set forth in the indenture, as well as any additional covenants which may be set forth in the applicable prospectus supplement; and

       - any omission to comply with those covenants will not constitute a Default or an Event of Default with respect to the debt securities of that series ("covenant defeasance").

       The conditions include:

       - depositing with the trustee money and/or U.S. Government Obligations or, in the case of debt securities denominated in a single currency other than U.S. Dollars, Foreign Government Obligations, that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay and discharge each installment of principal of, premium and interest on and any mandatory sinking fund payments in respect of the debt securities of that series on the stated maturity of those payments in accordance with the terms of the indenture and those debt securities; and

       - delivering to the trustee an opinion of counsel to the effect that the holders of the debt securities of that series will not recognize income, gain or loss for United States federal income tax purposes as a result of the deposit and related covenant defeasance and will be subject to United States federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the deposit and related covenant defeasance had not occurred. (Section 8.4)

       COVENANT DEFEASANCE AND EVENTS OF DEFAULT. In the event we exercise our option to effect covenant defeasance with respect to any series of debt securities and the debt securities of that series are declared due and payable because of the occurrence of any Event of Default, the amount of money and/or U.S. Government Obligations or Foreign Government Obligations on deposit with the trustee will be sufficient to pay amounts due on the debt securities of that series at the time of their stated maturity but may not be sufficient to pay amounts due on the debt securities of that series at the time of the acceleration resulting from the Event of Default. However, we shall remain liable for those payments.

       "FOREIGN GOVERNMENT OBLIGATIONS" means, with respect to debt securities of any series that are denominated in a currency other than U.S. Dollars:

       - direct obligations of the government that issued or caused to be issued such currency for the payment of which obligations its full faith and credit is pledged which are not callable or redeemable at the option of the issuer thereof; or

       - obligations of a person controlled or supervised by or acting as an agency or instrumentality of that government the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by that government which are not callable or redeemable at the option of the issuer thereof.

GOVERNING LAW

       The indenture and the debt securities will be governed by, and construed in accordance with, the internal laws of the State of New York. (Section 10.10)

                              PLAN OF DISTRIBUTION

       We may sell the securities to one or more underwriters for public offering and sale by them and may also sell the securities to investors directly or through agents. We will name any underwriter or agent involved in the offer and sale of securities in the applicable prospectus supplement. We have reserved the right to sell or exchange securities directly to investors on our own behalf in those jurisdictions where we are authorized to do so.

       We may distribute the securities from time to time in one or more transactions:

       - at a fixed price or prices, which may be changed;

       - at market prices prevailing at the time of sale;

       - at prices related to such prevailing market prices; or

       - at negotiated prices.

       We may also, from time to time, authorize dealers, acting as our agents, to offer and sell securities upon the terms and conditions set forth in the applicable prospectus supplement. In connection with the sale of securities, we, or the purchasers of securities for whom the underwriters may act as agents, may compensate underwriters in the form of underwriting discounts or commissions. Underwriters may sell the securities to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Unless otherwise indicated in a prospectus supplement, an agent will be acting on a best efforts basis and a dealer will purchase securities as a principal, and may then resell the securities at varying prices to be determined by the dealer.

       We will describe in the applicable prospectus supplement any compensation we pay to underwriters or agents in connection with the offering of securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers. Dealers and agents participating in the distribution of securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions. We may enter into agreements to indemnify underwriters, dealers and agents against certain civil liabilities, including liabilities under the Securities Act, and to reimburse these persons for certain expenses.

       To facilitate the offering of securities, certain persons participating in the offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the securities. This may include over-allotments or short sales of the securities, which involve the sale by persons participating in the offering of more securities than we sold to them. In these circumstances, these persons would cover such over-allotments or short positions by making purchases in the open market or by exercising their over-allotment option, if any. In addition, these persons may stabilize or maintain the price of the securities by bidding for or purchasing securities in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if securities sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the securities at a level above that which might otherwise prevail in the open market. These transactions may be discontinued at any time.

       Certain of the underwriters, dealers or agents and their associates may engage in transactions with and perform services for us in the ordinary course of our business.

                                 LEGAL MATTERS

       Latham & Watkins, San Francisco, California, will issue an opinion about certain legal matters with respect to the securities for Safeway. Any underwriters will be advised about the other issues relating to any offering by their own legal counsel.

                                    EXPERTS

       The consolidated financial statements as of January 1, 2000 and January 2, 1999 and for each of the three fiscal years in the period ended January 1, 2000, which are incorporated by reference herein from the Annual Report on Form 10-K for the year ended January 1, 2000, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is also incorporated by reference herein, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

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                                 $1,200,000,000

                                  SAFEWAY INC.

                       $700,000,000 6.15% NOTES DUE 2006
                       $500,000,000 6.50% NOTES DUE 2011

                                 [SAFEWAY LOGO]

                             ----------------------
                             PROSPECTUS SUPPLEMENT
                             ----------------------

                          Joint Book-Running Managers

            MERRILL LYNCH & CO.                       MORGAN STANLEY DEAN WITTER
                             ----------------------

                               Joint Lead Manager

                              GOLDMAN, SACHS & CO.
                             ----------------------

BANC OF AMERICA SECURITIES LLC
                                             CREDIT SUISSE FIRST BOSTON
                                                                 LEHMAN BROTHERS
SCOTIA CAPITAL
            U.S. BANCORP PIPER JAFFRAY
                                                THE WILLIAMS CAPITAL GROUP, L.P.

                               FEBRUARY 28, 2001

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